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                                                                    EXHIBIT 16.1



                       [BDO SEIDMAN, LLP LETTERHEAD]





May 21, 1997



Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on May 9, 1997, to be filed by our former client, Kentek Information Systems, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm with the exception to the third sentence of the first paragraph of Item 4 indicating we had resigned as the Company's principal accountant. Our letter to the Company confirmed that the client-auditor relationship had ceased, after being advised that we were dismissed by the Company.


Very truly yours,


/s/ BDO SEIDMAN, LLP